CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee [1]
Semi-Annual Review Notes Linked to Gold due March 9, 2011	$3,910,000.00	$153.66

[1] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.



Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
March 6, 2009

PRICING SUPPLEMENT
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated December 3, 2008
and Prospectus Addendum dated December 12, 2007)

Structured Investments	HSBC USA Inc. $3,910,000 Semi-Annual Review Notes Linked to Gold due March 9, 2011

General

- Terms used in this pricing supplement are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and prospectus. The notes are not principal protected, and you may lose up to 80.00% of your initial investment.
- **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**
- All references to "Auto-Callable Notes" in the product supplement shall refer to these Semi-Annual Review Notes.
- This pricing supplement relates to a single note offering. The purchaser of a note will acquire a security linked to the single reference asset described below.
- Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the related notes.
- Senior unsecured obligations of HSBC USA Inc. maturing March 9, 2011.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede. See "Supplemental Information Relating to the Terms of the Notes" in this pricing supplement.**

Key Terms

Reference Asset: Gold (the "reference asset"), represented by the price of one troy ounce of gold, stated in U.S. dollars.
Principal Amount: $1,000 per note.
Trade Date: March 4, 2009
Pricing Date: March 4, 2009
Original Issue Date: March 9, 2009
Final Valuation Date: March 4, 2011, subject to adjustment as described herein.
Maturity Date: 3 business days after the final valuation date and is expected to be March 9, 2011. The maturity date is subject to adjustment as described under "Supplemental Information Relating to the Terms of the Notes – Market Disruption Events" herein.
Auto Redemption Feature: The notes will be subject to early redemption on each payment date if the reference price as of the relevant valuation date is greater than or equal to the applicable call price. The notes will be redeemed at the auto redemption amount corresponding to the relevant payment date in accordance with the schedule below:

Valuation Date	Call Price	Payment Date	Auto Redemption Amount
September 4, 2009	90% of the initial price	3 business days after the first valuation date; expected to be September 10, 2009	106.00% of the principal amount
March 4, 2010	100% of the initial price	3 business days after the second valuation date; expected to be March 9, 2010	112.00% of the principal amount
September 3, 2010	100% of the initial price	3 business days after the third valuation date; expected to be September 9, 2010	118.00% of the principal amount
March 4, 2011	100% of the initial price	3 business days after the fourth valuation date; expected to be March 9, 2011	124.00% of the principal amount

Coupon upon Auto-Redemption: 12.00% per annum.
Payment at Maturity: For each note, the cash settlement value.
Cash Settlement Value: If the notes have not been redeemed early pursuant to the auto redemption feature, including auto redemption on the final valuation date, you will receive a cash payment on the maturity date as described below:

(i) If the final price is greater than or equal to the buffer price, you will receive an amount equal to 100% of the principal amount.

(ii) If the final price is less than the buffer price, you will lose 1% of the principal amount for each percentage point that the reference return is less than the buffer price. For example, if the reference return is -40%, you will suffer a 20% loss and receive 80% of the principal amount.

Buffer Price: 726.80 (equal to 80% of the initial price).
Reference Return: The quotient, expressed as a percentage, of (i) the final price minus the initial price divided by (ii) the initial price, expressed as a formula:

$$\frac{\text{Final price} - \text{Initial price}}{\text{Initial price}}$$

Initial Price: 908.50, which represents the reference price (as defined below) of the reference asset as determined by the calculation agent on the pricing date.
Final Price: The reference price of the reference asset as determined by the calculation agent on the final valuation date.
Reference Price: As of any date of determination and as determined by the calculation agent, the price of one troy ounce of gold, stated in U.S. dollars, as set by the five members of the London Gold Market Fixing Ltd. (the "LGM") during the afternoon gold price fixing which starts at 3:00 p.m. London, England time, and displayed on Reuters page "GOFO".
CUSIP/ISIN: 4042K0VS1 / US4042K0VS13
Form of Notes: Book-Entry
Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 5 of this document and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this pricing supplement in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.**

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

	Price to Public[2]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	1.75%	98.25%
Total	$3,910,000.00	$68,425.00	$3,841,575.00

[2] Certain fiduciary accounts will pay a purchase price of $982.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
March 6, 2009

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007 and the product supplement dated December 3, 2008. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 5 of this pricing supplement and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Auto-Callable Notes" in the product supplement shall refer to the Semi-Annual Review Notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, a product supplement and a prospectus addendum) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408067761/v134080_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm
- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this pricing supplement to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable payment date for a range of movements in the reference asset as shown under the column "Return on Reference Asset as of applicable Valuation Date." The table reflects that the percentages used to calculate the auto redemption amount applicable to the first, second, third and final valuation dates are 6.00%, 12.00%, 18.00% and 24.00%, respectively, regardless of the appreciation of the reference asset, which may be significant. There will be only one payment on the notes whether redeemed early or at maturity. An entry of "N/A" indicates that the notes would not be redeemed on the applicable payment date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Reference Price	Return on Reference Asset as of applicable Valuation Date	Return on Notes at 1st Payment Date	Return on Notes at 2nd Payment Date	Return on Notes at 3rd Payment Date	Return on Notes at Final Payment Date
1,817.00	100%	6.00%	12.00%	18.00%	24.00%
1,726.15	90%	6.00%	12.00%	18.00%	24.00%
1,635.30	80%	6.00%	12.00%	18.00%	24.00%
1,544.45	70%	6.00%	12.00%	18.00%	24.00%
1,453.60	60%	6.00%	12.00%	18.00%	24.00%
1,362.75	50%	6.00%	12.00%	18.00%	24.00%
1,271.90	40%	6.00%	12.00%	18.00%	24.00%
1,181.05	30%	6.00%	12.00%	18.00%	24.00%
1,090.20	20%	6.00%	12.00%	18.00%	24.00%
999.35	10%	6.00%	12.00%	18.00%	24.00%
908.50	0%	6.00%	12.00%	18.00%	24.00%
817.65	-10%	6.00%	N/A	N/A	0.00%
726.80	-20%	N/A	N/A	N/A	0.00%
635.95	-30%	N/A	N/A	N/A	-10.00%
545.10	-40%	N/A	N/A	N/A	-20.00%
454.25	-50%	N/A	N/A	N/A	-30.00%
363.40	-60%	N/A	N/A	N/A	-40.00%
272.55	-70%	N/A	N/A	N/A	-50.00%
181.70	-80%	N/A	N/A	N/A	-60.00%
90.85	-90%	N/A	N/A	N/A	-70.00%
0.00	-100%	N/A	N/A	N/A	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The reference price on the first valuation date is greater than the applicable call price. Because the reference price as of the first valuation date is greater than or equal to the applicable call price, the note is redeemed on the first payment date, and the investor receives a payment on the first payment date of $1,060 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 6.00\%) = \$1,060$$

Example 2: The price of the reference asset increases from the initial price of 908.50 to a final price of 1,181.05. Because the final price of 1,181.05 is greater than or equal to the initial price of 908.50 and the notes have not been redeemed on a prior payment date pursuant to the auto redemption feature, the investor receives a payment on the final payment date (the maturity date) of $1,240 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 24.00\%) = \$1,240$$

Example 3: The price of the reference asset decreases from the initial price of 908.50 to a final price of 858.03. Because the final price of 858.03 is less than the initial price but greater than the buffer price of 726.80, the investor receives the principal amount of 1,000 at maturity.

Example 4: The price of the reference asset decreases from the initial price of 908.50 to a final price of 681.38. Because the final price of 681.38 is less than the initial price and less than the buffer price, the investor receives a payment at maturity of $950.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times (-25\% + 20\%)) = \$950.00$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the reference price is greater than or equal to the applicable call price on a valuation date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 6.00% x $1,000 if redeemed on the first payment date; (ii) 12.00% x $1,000 if redeemed on the second payment date; (iii) 18.00% x $1,000 if redeemed on the third payment date; or (iv) 24.00% x $1,000 if redeemed on the final payment date (the maturity date). Because the notes are our senior unsecured obligations, payment of any amount if redeemed early or at maturity is subject to our ability to pay our obligations as they become due.

- **EXPOSURE TO THE PRICE OF GOLD** — The return on the notes is linked to the price of one troy ounce of gold, stated in U.S. dollars. The notes provide the ability to diversify your portfolio through exposure to the price of gold. For additional information about the reference asset, see the information set forth under "Description of the Reference Asset" herein.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC EARLY REDEMPTION FEATURE** — While the original term of the notes is 2 years, the notes will be redeemed before maturity if the reference price is greater than or equal to the applicable call price on the applicable valuation date and you will be entitled to the applicable payment corresponding to such valuation date set forth on the cover of this pricing supplement. In such event, you will not receive any additional payments on the notes.

- **PRINCIPAL PROTECTION IN LIMITED CIRCUMSTANCES** — Your principal amount will be protected only if the notes have not been redeemed early pursuant to the auto redemption feature and if the final price is greater than or equal to the buffer price on the final valuation date. If the final price is below the buffer price on the final valuation date, you will lose 1% of your principal for every 1% by which the final price is below the buffer price. Accordingly, you may lose up to 80% of your principal amount.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspect of the tax treatment of the notes are uncertain. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. Under this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier redemption, sale or exchange, and if the U.S. holder has held the note for more than one year at such time for federal income tax purposes, we intend to treat any gain or loss as long-term capital gain or loss. For a further discussion of U.S. federal income tax consequences related to the notes, including other possible characterizations and treatments, see the section "Certain U.S. Federal Income Tax Considerations — Notes With No Potential Periodic Interest Payments" in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT –** A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this pricing supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not redeemed early pursuant to the auto redemption feature and if the final price is less than the buffer price on the final valuation date, you will lose 1% of your principal amount for every 1% decline in the final price compared to the buffer price. **YOU MAY LOSE UP TO 80% OF YOUR INVESTMENT**.

- **LIMITED RETURN ON THE NOTES** — Your maximum potential payment on the notes will be limited to the auto redemption amount applicable for a payment date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the reference asset, which may be significant. Because the price of the reference asset at various times during the term of the notes could be higher than on the valuation dates and at maturity, you may receive a lower payment if redeemed early or at maturity, as the case may be, than you would have if you had invested directly in the reference asset.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO BENEFICIAL INTEREST IN THE REFERENCE ASSET –** You will not be a beneficial owner of or have an interest in the reference asset. The return on the notes will not reflect the return you would realize if you actually owned the reference asset. You will be paid cash in U.S. dollars and will have no right to receive delivery of the reference asset.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. or an affiliate intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. or one of its affiliates is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, currently serving as a market-making member of the LGM and participating in the fixing of gold prices twice daily, and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the price of the reference asset and the value of the notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the reference asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the reference asset;

  - the time to maturity of the notes;

  - market conditions affecting the price of the reference asset, including, but not limited to, industrial and jewelry demand; lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold; levels of gold production and production costs, actions by or involving gold mining companies; and short-term changes in supply and demand because of trading in the gold market;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE VALUATION OF THE REFERENCE ASSET USED TO DETERMINE THE REFERENCE PRICE MAY NOT BE CONSISTENT WITH OTHER MEASURES OF VALUE FOR THE REFERENCE ASSET –** The value of the reference asset will be determined by reference to the London P.M. fixing price, subject to adjustment as described herein. Such values will not necessarily be consistent with other valuations of the reference asset, such as those as determined by reference to futures contracts on gold. For more information, see "Description of the Reference Asset" herein.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN –** The calculation agent may determine that the markets have been affected in a manner that prevents it from properly determining the reference price or the final price. For example, these events may include disruptions or suspensions of trading in the markets as a whole or modification in the content, composition or constitution of the reference asset. It is possible that, as a result, the reference price and the final price will be determined through an alternative methodology and/or the final valuation date and the maturity date will be postponed and your return will be adversely affected. For more information, see "Supplemental Information Relating to the Terms of the Notes – Market Disruption Events" and "Supplemental Information Relating to the Terms of the Notes — Discontinuance or Modification of the Reference Asset; Alteration of Method of Calculation" herein.

- **THE PRICE OF THE REFERENCE ASSET AND THE VALUE OF THE NOTES MAY BE AFFECTED BY CURRENCY EXCHANGE FLUCTUATIONS** – The price of the reference asset is determined in U.S. dollars. As a result, appreciation of the U.S. dollar will increase the relative cost of the reference asset for foreign consumers, thereby potentially reducing demand for the reference asset. As a result, the price of the reference asset and the value of the notes may be adversely affected by changes in exchange rates between the U.S. dollar and foreign currencies. In recent years, rates of exchange between the U.S. dollar and various foreign currencies have been highly volatile, and this volatility may continue in the future. However, fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur during the term of the notes.

- **THE PRICE OF THE REFERENCE ASSET MAY CHANGE UNPREDICTABLY, AFFECTING THE VALUE OF YOUR NOTES IN UNFORESEEABLE AND POTENTIALLY NEGATIVE WAYS** – The market for gold bullion is global and the price of gold is subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system; expectations of the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar, the currency in which gold prices are generally quoted; interest rates; gold borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other events. It is not possible to predict the aggregate effect of all or any combination of these factors. These factors may affect the price of the reference asset and, therefore, the value of your notes in varying, unpredictable and potentially negative ways.

- **THERE ARE RISKS RELATING TO TRADING OF THE REFERENCE ASSET ON THE LGM –** The reference asset is traded on the LGM by the five members thereof. Although all members of the LGM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LGM itself is not a regulated entity. If the LGM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LGM price fixings as a global benchmark for the value of the reference asset may be adversely affected. The LGM is a principals' market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LGM trading. For example, there are no daily price limits on the LGM, which would otherwise restrict fluctuations in the prices at which commodities trade on the LGM. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Supplemental Information Relating to the Terms of the Notes

Market Disruption Events

If a valuation date or the final valuation date is not a scheduled trading day with respect to the reference asset, then such valuation date or the final valuation date with respect to the reference asset, respectively, will be the next day that is a scheduled trading day with respect to the reference asset. If a market disruption event (as defined below) exists for a reference asset on a valuation date or the final valuation date, then the final price or reference price (as applicable) of the reference asset will be determined by the Calculation Agent in good faith and in its sole discretion. If a valuation date is postponed, then the corresponding payment date will also be postponed by an equal number of business days following such postponed valuation date. If the final valuation date for the reference asset is postponed, then the maturity date will also be postponed by an equal number of business days following the postponed final valuation date and no interest will be paid in respect of such postponement.

"Market disruption event" means any day on which a condition specified in (a)—(d) below exists and which the calculation agent determines is material:

    (a)   the LGM fails to determine or publish its London P.M. fixing price;

    (b)   any suspension of or limitation imposed on trading, whether by reason of movements in price exceeding limits or otherwise, (A) relating to the reference asset on the LGM or (B) in futures or options contracts relating to the reference asset on any exchange or trading market for such contracts;

    (c)   any event that disrupts or impairs (as determined by the calculation agent) the ability of market participants (A) to effect transactions in, or obtain market values for, the reference asset or (B) to effect transactions in, or obtain market values for, any futures or options contracts relating to the reference asset, on any exchange or trading market for such contracts; or

    (d)   any other event as determined by the calculation agent that materially interferes with the ability of the issuer or any of its affiliates to unwind all or a portion of a hedge with respect to the notes that the issuer or its affiliates have effected or may effect as described under "Selected Risk Considerations — Potential Conflicts" above.

"Scheduled trading day" means any day on which the LGM is scheduled to determine and publish its London P.M. fixing price.

Discontinuance or Modification of the Reference Asset; Alteration of Method of Calculation

If (i) the LGM discontinues trading in the reference asset or (ii) there is a material modification in the content, composition or constitution of the reference asset, and if the calculation agent determines that the LGM or any other market trades a successor or substitute commodity or contract that is substantially similar to the reference asset, then in each case that commodity or contract (the "successor asset") will replace the reference asset.

If the calculation agent determines that no successor asset exists, the calculation agent will determine the reference price and the final price (as applicable). If a successor asset is selected by the calculation agent, that successor asset will be used as a substitute for the original reference asset for all purposes, including for purposes of determining the reference price, the final price and whether a market disruption event exists. In this circumstance, the calculation agent may choose to determine the reference price and the final price by reference to a single price source or multiple price sources. This choice may be affected by a number of factors, including whether the market(s) for the successor asset trade continuously, centrally fix prices and/or announce closing prices.

If the calculation agent determines that the method of calculating the price of the reference asset used by the LGM has been modified in any material respect, then the calculation agent will (i) make such adjustments to the reference price, the final price and any other terms of the notes as it considers necessary to account for the economic effect of such modification and (ii) calculate payment as a result of the auto redemption feature or the cash settlement value with reference to the terms of the notes as adjusted.

In each of the foregoing events, the reference price and the final price may be different than each would have been if the original reference asset had not been discontinued or modified. Thus, discontinuation or modification of the reference asset may adversely affect the value of the notes.

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in any reference asset. All disclosures contained in this pricing supplement regarding the reference asset are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset contained in this pricing supplement. You should make your own investigation into each reference asset.

Gold

The LGM is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange traded futures and options and other derivatives.

Twice daily during London trading hours there is a "fixing" which provides reference gold prices for that day's trading. Formal participation in the London fixing is traditionally limited to the five members of the LGM. These members meet each London business day via telephone at 10:30 A.M., to determine the London A.M. fixing price and at 3:00 p.m., to determine the London P.M. fixing price. The five members of the LGM are currently The Bank of Nova Scotia—ScotiaMocatta, HSBC Bank USA, N.A., Deutsche Bank AG, Société Générale and Barclays Bank PLC. The fixing chairmanship rotates annually amongst these members. During each session, clients place orders with the dealing rooms of fixing members, who net all orders before communicating the net interest to their representative at the fixing. The gold price is then adjusted up and down until sell and buy orders are matched, at which point the price is declared "fixed" and all orders are executed on the basis of that price. Customers may be kept advised of price changes, together with the level of interest, while the fixing is in progress and may cancel, increase or decrease their interest dependent upon this information.

In addition to the LGM, over-the counter trading in gold occurs globally, on a twenty-four hour basis on the basis of the gold spot price. LGM fixing prices are influenced by trades settled using the gold spot price in over-the-counter trades conducted in markets other than the LGM, and the LGM fixing prices influence the quotes based on the gold spot price. Gold spot prices are quoted by various dealers and media sources.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the reference asset based on the historical London P.M. fixing prices of the reference asset from January 3, 2003 through March 4, 2009. The London P.M. fixing price for the reference asset on March 4, 2009 was $908.50. We obtained the prices below from Bloomberg Professional[®] service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional[®] service.

The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the reference price on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.



Gold London PM Fix
1/1/2003 - 3/4/2009

Source: Bloomberg Professional® service

Certain ERISA Considerations

We urge you to read "Certain ERISA Considerations" in the prospectus supplement.

An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), including individual retirement accounts, individual retirement annuities or Keogh plans, a governmental or other plan subject to any laws, rules or regulations substantially similar to Section 406 of ERISA or Section 4975 of the Code or any entity the assets of which are deemed to be "plan assets" for purposes of ERISA, Section 4975 of the Code or otherwise, will be permitted to purchase, hold and dispose of the notes, subject to certain conditions. Such investors should carefully review the discussion under "Certain ERISA Considerations" in the prospectus supplement.

Supplemental Plan of Distribution

J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee from the Issuer that would not exceed $17.50 per $1,000 face amount of notes.